June 10, 2005

By Facsimile and U.S. Mail

Richard D. Truesdell, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

	Re:	Marsh & McLennan Companies, Inc.
		Schedule TO-I, Amendment No. 1
		Filed June 9, 2005

Dear Mr. Truesdell:

	We have the following comment on the above-referenced filing:

Offer to Exchange
Information Concerning MMC
1. We reissue comment 6. The summary financial information must be disseminated to security holders. Please see Instruction 6 to Item
10 of Schedule TO. You should disseminate the information in the same manner you disseminated the original offer. See Section II.C.
of Exchange Act Release No. 43069 (July 31, 2000).

      *  *  *

      Please respond to this comment by promptly amending the filing and submitting a response letter filed via EDGAR under the label
"CORRESP." Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Richard D. Truesdell, Jr.
June 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE